

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 25, 2017

Ian Hudson
Interim Chief Financial Officer
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

 Re: **Federal Signal Corporation**
  Form 10-K for the Year Ended December 31, 2016
  Filed February 28, 2017
  File No. 001-06003

Dear Mr. Hudson:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 /s/ Melissa Raminpour

 Melissa Raminpour
 Branch Chief
 Office of Transportation and Leisure